Next Technology Holding Inc.

December 23, 2024

Division of Corporation Finance Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Next Technology Holding Inc. Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2023 Forms 10-Q and 10-Q/A for the Quarterly Period Ended September 30, 2024 File No. 001-41450

Dear Sir/Madam,

We hereby respectfully submit this letter setting forth the responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Quarterly Report on Form 10-Q of Next Technology Holding Inc. (formerly known as WeTrade Group Inc.) (the “Company” or “we”) for the quarter ended September 30, 2024 originally filed on November 15, 2024 and amended on December 9, 2024 (the “Q3 10-Q”). For your convenience, the Staff’s comments set forth in the comment letter of the Staff are repeated below in bold and italics, followed in each case by our responses.

Please note that, unless otherwise indicated, all references to page numbers in the responses below are references to the page numbers in the Amendment No.2 to Q3 10-Q (the “Q3 10-Q Amendment”), filed concurrently with the submission of this letter. Capitalized terms used herein without definition shall have such meanings ascribed to them in the Q3 10-Q Amendment.

Amendment No.1 to Form 10-Q for the Quarterly Period Ended September 30, 2024

General

1.	In your response to comment 4 in your September 23, 2024 letter, you stated there is no related party relationship between any sellers, the company, its board of directors, management or beneficial shareholders. Please clarify whether your reference to “sellers” included the Association Seller (i.e., Party B to the BTC Amended and Restated BTC Trading Contract and the Bitcoin Option Contract). In your response, specifically address whether any related party relationships exist between Party B, the company, its board of directors, management, and/or its beneficial shareholders.

Response: The reference to “sellers” in our response to comment 4 in our September 23, 2024 letter included the Association Seller. There is no related party relationship between the Association Seller (i.e., Party B to the BTC Amended and Restated BTC Trading Contract and the Bitcoin Option Contract), the Company, its board of directors or management, and/or beneficial shareholders.

2.	Please revise to include signed and dated copies of the exhibits and identify the parties to the BTC Trading Contract and BTC Option Contract as previously provided via Kiteworks in response to prior comment 4.

Response: In response to the Staff’s comment, we have included the signed and dated copies of the BTC Trading Contract and BTC Option Contract as exhibits to Q3 10-Q Amendment.

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Thank you for your consideration in reviewing the above responses. If you have any questions or further comments, please contact the undersigned by phone at +852 67966335 or by e-mail at contact@nxtttech.com.

Very truly yours,

/s/ Eve Chan
Eve Chan